SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2003

Matav Cable Systems Media Ltd.
(Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

18 November 2003	Matav- Cable Systems Media Ltd. (Registrant) BY: /S/ Amit Levin —————————————— Amit Levin Chief Executive Officer

Print the name and title of the signing officer under his signature

FOR IMMEDIATE RELEASE

Matav Returns to Operating Profit in Third-Quarter 2003

NETANYA, Israel, November 18, 2003 – Matav-Cable Systems Media Ltd. (Nasdaq: MATV), a leading Israeli provider of digital cable television services, today reported a continued trend of improvement in revenues as third-quarter revenues increased to NIS 138.4 million (US$31.2 million) from NIS 134.9 million (US$30.4 million) in second-quarter 2003 and NIS 125 million (US$28.2 million) in third-quarter 2002. The improved revenues stemmed from higher sales of tiering, interactive and fast-Internet services.

Third-quarter operating expenses were NIS 117.1 million (US$26.4 million), compared with NIS 116.3 million (US$26.2 million) in the previous quarter and NIS 128.3 million (US$28.9 million) in the year-earlier period. The decline compared with the third quarter last year is attributed mainly to lower content expenses.

Gross profit for the third quarter advanced to NIS 21.3 million (US$4.8 million) from NIS 18.6 million (US$4.2 million) in second-quarter 2003. For the third quarter of 2002, Matav reported a gross loss of NIS 3.3 million (US$0.74 million).

Third-quarter selling, marketing and G&A expenses were NIS 20.7 million (US$4.7 million), compared with NIS 20.8 million (US$4.7 million) in the previous quarter and NIS 21.4 million (US$4.8 million) in third-quarter 2002.

Operating profit for the third quarter totaled NIS 0.6 million (US$0.13 million) compared with an operating loss of NIS2.3 million (US$0.5 million) for the previous quarter and an operating loss of NIS 24.7 million (US$5.6 million) for the year-earlier period.

Financing expenses for the quarter totaled NIS 21.9 million (US$4.9 million), compared with NIS 30.9 million (US$7 million) in second-quarter 2003 and NIS 19.6 million (US$4.4 million) in the year-ago quarter. The decline from the second quarter resulted from a decrease in the company’s debt and from lower market interest rates. Matav was able to reduce financing expenses despite the negative CPI, which prompted higher real interest rates. (Second-quarter 2003 also saw a negative CPI and higher real rates.)

Matav’s share in profits of associated companies was NIS 4.6 million (US$1 million) in the third quarter, compared with NIS 7.8 million (US$1.8 million) in the previous quarter and NIS 5.9 million (US$1.3 million) in third-quarter 2002. The decrease stems from Matav’s accounting tax expenses of NIS 7.2 million (US$1.6) due to its share of the profits of Partner Communications (which was accumulated on an equity basis). The Partner investment was considered a strategic investment until the third quarter of 2003, when management changed its strategy regarding the holding. On November 3, 2003, Matav sold approximately 3.8 million shares of Partner for NIS 114.5 million (US$25.8 million). Matav will report a capital gain from the sale of NIS 63 million (US$14.2 million) after tax in its fourth-quarter financial results. Following the sale, Matav’s beneficial holding in Partner is approximately 5.3%.

Matav’s net loss continued to decrease this quarter. The company reported a third-quarter net loss of NIS 19.8 million (US$4.5 million), or NIS 0.67 (US$0.15) per ordinary share, compared with a net loss of NIS 22.7 million (US$5.1 million), or NIS 0.78 (US$0.18), in the previous quarter. For the third quarter of 2002, Matav reported a net loss of NIS 39.8 million (US$9 million), or NIS 1.38 (US$0.31) per ordinary share.

Third-quarter EBITDA continued to increase, reaching NIS 39 million (US$8.8 million) from NIS 36.7 million (US$8.3 million) for second-quarter 2003 and NIS 14.7 million (US$3.3 million) for third-quarter 2002.

At September 30, 2003, Matav had approximately 267,400 subscribers, compared with 271,700 at June 30, 2003, and 276,700 at September 30, 2002. The company’s fast Internet service has attracted more than 52,000 subscribers to date.

During the third quarter, ARPU continued its upward trend, reaching NIS 201.5 (monthly, including 18% value-added tax) compared with NIS 193.6 in the previous quarter and NIS 174.9 in third-quarter 2002.

In October 2003, Matav, through a wholly owned subsidiary, completed the sale of approximately 1.3 million shares in return for approximately NIS 39.4 million (US$8.8 million).

“We are pleased that we successfully returned to operating profit this quarter after many quarters of operating loss,” said Matav CEO Amit Levin. “We are pleased with our achievements, reflected in increased revenues, increased ARPU and a continued decrease in operating expenses. These results are especially noteworthy considering the fierce competition in our market. Also important to emphasize is our continued increase in EBITDA, which reached approximately 30% of revenues in this quarter. The recent sale of Partner shares as well as the sale of our company’s shares will improve our liquidity position and increase our shareholder equity by approximately NIS 154 million as well as reduce our net debt.

“To address the competition in the multi-channel market, Matav and the other cable companies have launched an aggressive campaign to jointly market our services under the brand ‘HOT.’ This bright and attractive campaign will position us as a truly national brand with nationwide presence, superb product offerings and the first-quality service our customers demand and deserve.”

Revenues for the nine-month period reached NIS 404.2 million (US$91 million) compared with NIS 367.7 million (US$82.8 million) in the comparable period in 2002.

Nine-month selling, marketing and G&A expenses decreased to NIS 63.5 million (US$14.3 million) from NIS 65.8 million (US$14.8 million) in the year-earlier period.

The net loss for the nine months was NIS 67 million (US$15.1 million), or NIS 2.30 (US$0.52) per ordinary share, compared with net income of NIS 82 million (US$18.5 million), or NIS 2.84 (US$0.64) per ordinary share, in the first nine months of 2002.

Management will conduct a teleconference today at 10:30 a.m. U.S. Eastern Time. To participate, please dial +1-866-500-4964 or +1-866-500-4953 in the United States and +972-3-925-5910 internationally, several minutes prior to the start of the conference.

Matav is one of Israel’s three cable television providers, serving roughly 25 percent of the population. Matav’s investments include 5.3 percent of Partner Communications Ltd., a GSM mobile phone company, and 10 percent of Barak I.T.C. (1995), one of the three international telephony-service providers in Israel.

(This press release contains forward-looking statements with respect to the Company’s business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of Matav Cable only, and are subject to risk and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company’s products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.)

Contacts:

Ori Gur-Arieh, Counsel
Matav Cable Systems
Telephone: +972-9-860-2261

Ayelet Shaked Shiloni
Integrated IR
Telephone US: +1-866-447-8633 / Israel: +972-3-635-6790
E-Mail: ayelet@integratedir.com

MATAV - CABLE SYSTEMS MEDIA LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

				Convenience translation
	December 31, 2002	September 30 2003		September 30 2003
	Adjusted NIS	Adjusted NIS		U.S. dollars
	(In thousands)

ASSETS:	(Audited)	(Unaudite	d)	(Unaudite	d)
CURRENT ASSETS:
Cash and cash equivalents	7,635	6,555		1,476
Accounts Receivables:
Trade	68,973	65,746		14,805
Other	17,910	15,403		3,468

Total current assets	94,518	87,704		19,749

INVESTMENTS AND LONG-TERM LOANS:
Investments in affiliated companies	22,490	45,521		10,250
Investments in other companies	16,306	16,306		3,672
Long-term loans granted to employees	614	445		100
Severance pay fund	317	-		-

	39,727	62,272		14,022

FIXED ASSETS:
Cost	1,995,217	2,034,672		458,156
Less - accumulated depreciation and
amortization	999,226	1,120,853		252,388

	995,991	913,819		205,768

OTHER ASSETS AND DEFERRED CHARGES
Net of accumulated amortization	6,949	4,896		1,103

	1,137,185	1,068,691		240,642

MATAV – CABLE SYSTEMS MEDIA LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

			Convenience translation
	December 31, 2002	September 30 2003	September 30 2003
	Adjusted NIS	Adjusted NIS	U.S. dollars
	(In thousands)

LIABILITIES AND SHAREHOLDERS' EQUITY:	(Audited)	(Unaudited )	(Unaudited )

CURRENT LIABILITIES:
Short-term bank credit	516,192	533,933	120,228
Current maturities of debentures	33,866	33,938	7,642
Accounts payable and accruals:
Trade	84,395	70,965	15,980
Affiliated companies - current account	2,693	17,710	3,988
Other	84,948	99,899	22,495

Total current liabilities	722,094	756,445	170,333

LONG-TERM LIABILITIES:
Accrued severance pay, net	-	1,013	228
Loans and debentures (net of current
maturities):
Loans from bank and others	142,658	114,380	25,755
Debentures	99,861	66,498	14,974
Customers' deposits for converters, net of
accumulated amortization	24,909	27,129	6,109

Total long-term liabilities	267,428	209,020	47,066

Total liabilities	989,522	965,465	217,399

SHAREHOLDERS’ EQUITY:
Share capital	49,084	49,084	11,052
Share premium	403,003	403,003	90,746
Retained loss	(239,238)	(321,359)	(72,362)

	212,849	103,728	29,436
Less-Company’s shares held by consolidated company	(65,186)	(27,502)	(6,193)

Total shareholders' equity	147,663	103,226	23,243

	1,137,185	1,068,691	240,642

MATAV - CABLE SYSTEMS MEDIA LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except per share and per ADS data)

					Convenience translation
	Three months ended September 30,		Nine months ended September 30,		Nine months ended September 30,
	2002	2003	2002	2003	2003
	Adjusted NIS				U.S. dollars

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	124,990	138,375	367,735	404,152	91,005
operating expenses	128,264	117,071	392,560	351,484	79,145

Gross profit (loss)	(3,274)	21,304	(24,825)	52,668	11,860
Selling, marketing, general and administrative
expenses:
Selling and marketing	9,634	9,961	31,850	29,564	6,657
General and administrative	11,797	10,770	33,923	33,977	7,651

	21,431	20,731	65,773	63,541	14,308

Operating profit (loss)	(24,705)	573	(90,598)	(10,873)	(2,448)
Financial expenses, net	(19,574)	(21,854)	(27,015)	(67,571)	(15,215)
Other income (expenses), net	(1,400)	(3,097)	294,632	(4,442)	(1,000)

Income (loss) before taxes on income	(45,679)	(24,378)	177,019	(82,886)	(18,663)
Taxes on income	-	-	107,189	-	-

Income (loss) from operations of the Company and its subsidiaries	(45,679)	(24,378)	69,830	(82,886)	(18,663)

Equity in earnings of affiliated companies, net	5,866	4,624	12,195	15,863	3,572

Net income (loss)	(39,813)	(19,754)	82,025	(67,023)	(15,091)

Earnings (loss) per ordinary share	(1.38)	(0.67)	2.84	(2.30)	(0.52)

Earnings (loss) per ADS	(2.76)	(1.34)	5.68	(4.60)	(1.04)

Weighted average number of shares outstanding
in thousands	28,861	29,533	28,861	29,093	29,093

Weighted average number of ADSs outstanding in thousands	14,431	14,767	14,431	14,547	14,547

Operating profit (loss)	(24,705)	573	(90,598)	(10,873)	(2,448)
Depreciation and amortization, net (including
income from amortization of deposits for
converters)	39,443	38,440	114,839	118,201	26,616

Memo EBITDA(*)	14,738	39,013	24,241	107,328	24,168

(*)Earnings before interest, taxes, depreciation and amortization, (‘EBITDA’) is presented because it is a measure commonly used in the telecommunications industry and is presented solely in order to improve the understanding of the Company’s operating results and to provide a further perspective regarding these results. EBITDA, however, should not be considered as an alternative to operating income or income for the period as an indicator of the operating performance of the Company. Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies.
EBITDA may not be indicative of the historic operating results of the Company nor is meant to be predictive of potential future results.
See the calculation aforementioned.